UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2016*
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*Amendment No. 7 to the Original Schedule 13D incorrectly reported June 16, 2015 as the Date of Event Which Requires Filing of This Statement (the "Reporting Date").  The correct Reporting Date for Amendment No. 7 to the Original Schedule 13D is June 16, 2016.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,191,158 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,191,158 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,191,158 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 41,178,623 shares of Common Stock issued and outstanding as of August 3, 2016 as reported in the Issuer's Form 10-Q filed on August 8, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8, 191,158 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,191,158 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,191,158 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 41,178,623 shares of Common Stock issued and outstanding as of August 3, 2016 as reported in the Issuer's Form 10-Q filed on August 8, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,349,519 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,349,519 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,349,519 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*
Percent of class is calculated based on 41,178,623 shares of Common Stock issued and outstanding as of August 3, 2016 as reported in the Issuer's Form 10-Q filed on August 8, 2016, and 345,135 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Persons' beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 8 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015 and Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
(a), (f) This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC, a Delaware limited liability company ("WB GP"), (iii) Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership ("WMP"), and (iv) the names and citizenship of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 99.20 and Exhibit 99.21, respectively (collectively, the "Reporting Persons").
(b) The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.
The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.
The principal business address of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 99.20 and Exhibit 99.21, respectively.
(c) WA manages and advises private investment funds, including WMP (the "WA Private Funds").  WB GP serves as general partner of private investment funds, including WMP.  The principal business of WMP is investments.  The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit 99.20 and Exhibit 99.21, respectively.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertent violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudgment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended and supplemented as follows:
See Item 4 for a description of the acquisition of the Notes (as defined in Item 4).  No borrowed funds were used to purchase the Notes, other than any borrowed funds used for working capital purposes in the ordinary course of business.  The source of the funds used to purchase the Notes were capital contributions made to the WA Private Funds.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented as follows:
On June 14, 2016 the Issuer entered into a unit purchase agreement with Black Elk Refining, LLC, to purchase all of the issued and outstanding units representing the membership interests in Hermes Consolidated, LLC (d/b/a Wyoming Refining Company) and indirectly Wyoming Refining Company's wholly-owned subsidiary, Wyoming Pipeline Company, LLC (collectively, "Wyoming Refining") (the "WRC Acquisition").
The summary of the WRC Acquisition set forth above does not purport to be complete and is qualified in its entirety by reference to the Current Report on Form 8-K filed by the Issuer on June 14, 2016, which is being filed as Exhibit 99.22 and is incorporated by reference.
As discussed in Amendment No. 7, the Issuer entered into a back-up convertible note commitment letter (the "Convertible Note Commitment") with Highbridge International LLC, Highbridge Tactical Credit & Convertibles Master Fund, L.P. and certain WA Private Funds (collectively, the "Back Up Convertible Notes Purchasers"), pursuant to which the Back Up Convertible Note Purchasers committed to purchase $100 million aggregate principal amount of the Issuer's senior unsecured 5.00% convertible notes due 2021 (the "Notes") (or up to $115.0 million aggregate principal amount of Notes if the purchasers exercised their option in full to purchase $15.0 million aggregate principal amount of additional Notes).
The summary of the Convertible Note Commitment set forth above does not purport to be complete and is qualified in its entirety by reference to the Convertible Note Commitment, a copy of which is being filed as Exhibit 99.18 and is incorporated by reference.
As discussed in Amendment No. 7, the Issuer completed the issuance and sale of $115 million principal amount of Notes in a private placement under Rule 144A (the "Private Placement").  The proceeds of the Private Placement were used to finance a portion of the WRC Acquisition, to repay $5 million in principal amount of the Delayed Draw Term Loan and Bridge Loan Credit Agreement (the "Term Loan"), and for general corporate purposes.
The summary of the Private Placement set forth above does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement between the Issuer and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers named therein (the "Purchase Agreement"), a copy of which is being filed as Exhibit 99.17 and is incorporated by reference.
Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a)            See Items 11 and 13 of the cover pages to this Amendment No. 8 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of August 12, 2016. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 41,178,623 shares of Common Stock outstanding as of August 3, 2016 as reported in the Issuer's Form 10-Q filed on August 8, 2016. The 345,135 shares of Common Stock issuable upon exercise of the Warrants held by certain of the Reporting Persons have been included in the number of shares of Common Stock deemed outstanding for purposes of these calculations.
(b)            See Items 7 through 10 of the cover pages to this Amendment No. 8 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of August 12, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c)            Not applicable.
(d)            No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is amended and supplemented as follows:
TERM LOAN
On June 15, 2016, the Delayed Draw Term Loan and Bridge Credit Agreement (the "Term Loan") was amended to permit (i) the issuance of 5.00% Convertible Senior Notes, (ii) the issuance of our 2.50% convertible subordinated bridge notes (the "Bridge Notes"), and (iii) the WRC Acquisition.  The issuer paid a consent fee of $2.5 million in connection with this amendment, $1.3 million of which was paid to an affiliate of WA.  On June 21, 2016, the Issuer repaid $5 million of the Term Loan pursuant to the terms of the amendment, $3.3 million of which was allocated to an affiliate of WA.
The summary of the Term Loan amendment set forth above does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which is being filed as Exhibit 99.23 and is incorporated by reference.
CONVERTIBLE NOTES INDENTURE
The Notes were issued under an Indenture, dated as of June 21, 2016, between the Issuer and Wilmington Trust, National Association, as trustee (the "Trustee"), establishing the terms and providing for the issuance of the Notes described in Amendment No. 7.
The summary of the Indenture set forth above does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of which is being filed as Exhibit 99.24 and is incorporated by reference.
REGISTRATION RIGHTS AGREEMENT
As discussed in Amendment No. 7, in connection with the completion of the Convertible Notes Offering, the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer will be required to file with the Securities and Exchange Commission a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933 relating to the resale of the Underlying Common Stock..
The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.26 and incorporated by reference herein.
FIRST AMENDMENT TO SEVENTH AMENDMENT, CONSENT AND WAIVER TO DELAYED DRAW TERM LOAN AND BRIDGE LOAN CREDIT AGREEMENT

On July 14, 2016 and in connection with the consummation of the WRC Acquisition, the guarantors thereto, and the lenders party thereto (the "Term Lenders") entered into a First Amendment (the "First Amendment to the Seventh Amendment") to the Seventh Amendment, Consent and Waiver to Delayed Draw Term Loan and Bridge Loan Credit Agreement (the "Seventh Amendment").  Pursuant to the First Amendment to Seventh Amendment, the Term Lenders agreed to amend the Seventh Amendment to modify the description of 2.50% convertible subordinated bridge notes (the "Bridge Notes") therein to permit the Issuer to issue up to $52,632,000 aggregate principal amount of Bridge Notes with a maturity date of not later than November 14, 2016.

The foregoing description of the First Amendment to the Seventh Amendment is qualified in its entirety by reference to the First Amendment to the Seventh Amendment, a copy of which is attached hereto as Exhibit 99.26 and incorporated by reference herein.

See Item 4 above for a description of the Convertible Note Commitment and the Purchase Agreement.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended and supplemented as follows.
Exhibit No.	Description

99.16	Amended and Restated Joint Filing Agreement, dated June 21, 2016, among the Reporting Persons.
99.17
5.00% Convertible Senior Notes due 2021 Purchase Agreement (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by among Par Pacific Holdings, Inc. on June 16, 2016)

99.18
Back-Up Convertible Note Commitment dated as of June 14, 2016, among Par Pacific Holdings, Inc., Highbridge International LLC, Highbridge Tactical Credit & Convertibles Master Fund, L.P. and funds managed on behalf of Whitebox Advisors LLC (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016)

99.19	Amended and Restated Joint Filing Agreement, dated August 12, 2016, among the Reporting Persons.
99.20	Executive Officers and Board of Managers of Whitebox Advisors LLC
99.21	Board Members of Whitebox General Partner LLC
99.22	Current Report on Form 8-K filed by the Issuer on June 14, 2016
99.23
Seventh Amendment, Consent and Waiver to Delayed Draw Term Loan and Bridge Credit Agreement, dated as of June 15, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 15, 2016).

99.24	Indenture dated as of June 21, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016)
99.25
Registration Rights Agreement, dated June 21, 2016, between Par Pacific Holdings, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 22, 2016)

99.26
First Amendment to Seventh Amendment, Consent and Waiver to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of July 14, 2016, by and among Par Pacific Holdings, Inc., the Guarantors party thereto and the Term Lenders party thereto (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Issuer on July 15, 2016)

99.27
Delayed Draw Term Loan and Bridge Credit Agreement dated as of July 11, 2014 by and among the Company, the Guarantors party thereto, the Lenders party thereto and Jefferies Finance LLC, as administrative agent for the Lenders (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 7, 2014)

99.28
Second Amendment to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of September 10, 2014, by and among the Company, the Guarantors party thereto, the Lenders party thereto and Jefferies Finance LLC, as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on September 10, 2014)

99.29
Third Amendment to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of March 11, 2015, by and among the Company, the Guarantors party thereto, the Term Lenders party thereto and Jefferies Finance LLC, as administrative agent for the Lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 12, 2015)

99.30
Fourth Amendment to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of April 1, 2015, by and among the Issuer, the Guarantors party thereto, the Term Lenders party thereto and Jefferies Finance LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 2, 2015)

99.31
Fifth Amendment to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of June 1, 2015, by and among of Par Petroleum Corporation, the Guarantors party thereto, the Term Lenders party thereto and Jefferies Finance LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on June 2, 2015)

99.32
Sixth Amendment to Delayed Draw Term Loan and Bridge Loan Credit Agreement dated as of December 17, 2015, among Par Pacific Holdings, Inc., the Guarantors party thereto, the Term Lenders party thereto and Jefferies Finance LLC, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on December 18, 2015)

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  August 12, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer

EXHIBIT 99.19
AMENDED AND RESTATED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 8 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 8 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date:  August 12, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer

Exhibit 99.20

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Compliance Officer Whitebox Advisors LLC
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Non-Corporate Credit and Macro and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA

Exhibit 99.21

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA